SHAREHOLDER UPDATE

First Quarter Review 2008

May 13, 2008

      Vancouver, Canada

Bradford Cooke, Chairman and CEO of Canarc Resource Corp. (CCM: TSX, CRCUF: OTC-BB, CAN: DBFrankfurt), provides the following review of the 1st quarter 2008 and the outlook for Q2, 2008.

In the 1st Quarter 2008, management continued to work on refining the process alternatives and economic models for the New Polaris gold mine project in northwestern B.C.  The results of this optimization work should be available in Q3 2008.

Canarc continues to await the re-issuance of the Benzdorp concessions by the Suriname Minister of Natural Resources.  The Minister's office informed the Company in the 1st quarter that our applications to renew these concessions are in process.

Subsequent to the end of the quarter, Canarc shareholders approved all the resolutions put forward at its Annual and Special General Shareholder Meeting held on April 29, 2008 in Vancouver, BC, including a Special Resolution to spin-out Canarc’s Mexican gold projects to its wholly-owned subsidiary company, Caza Gold Corp., and distribute by way of a dividend approximately 83% of the Caza shares pro rata to Canarc shareholders under a Plan of Arrangement.

On May 12, 2008, Canarc received the approval of the British Columbia Supreme Court for the Plan of Arrangement.  The Company will now seek the approval of the Toronto Stock Exchange for the Plan of Arrangement, after receipt of which the Effective Date and Dividend Record Date will be set and the property spin-out and share dividend will take place shortly thereafter.

Management evaluated several gold project submittals in western North America during the First Quarter and site visits are scheduled for Q2 2008.

Early in Q1 2008, Canarc completed the private sale of 660,000 shares of Aztec Metals at $0.333 each in order to add $220,000 to working capital.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is currently focused on advancing its New Polaris gold mine project in British Columbia, exploring the large Benzdorp gold property in Suriname and spinning out its attractive gold exploration and mining projects in Mexico.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: info@canarc.net or visit the website at, www.canarc.net.  The TSX has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.